ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

June 22, 2010

Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: The Managers Funds N-14 (File No. 333-166811)

Dear Mr. Ganley:

I am writing on behalf of The Managers Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided by you to the Managers Cadence Capital Appreciation Fund, Managers Cadence Emerging Companies Fund, Managers Cadence Focused Growth Fund and Managers Cadence Mid-Cap Fund (each a “Fund” and collectively the “Funds”) Prospectus/Proxy Statement on Form N-14 (the “Prospectus/Proxy Statement”) filed on May 13, 2010. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Prospectus/Proxy Statement.

Questions and Answers

1. Comment: In response to the question entitled “Why is my Existing Fund’s Board recommending the Reorganizations,” please consider removing the last sentence that briefly discusses the tax consequences of the Reorganizations, because this seems unnecessary in light of the more fulsome disclosure regarding the tax consequences of the Reorganizations set forth in response to a later question.

Response: The Trust notes that the fact that the Reorganizations are expected to be tax-free to Existing Fund shareholders for U.S. federal income tax purposes was an important consideration for the Board of Trustees of Allianz Funds in approving the Reorganizations. The Trust believes that such factor should be emphasized accordingly in the Prospectus/Proxy Statement, and therefore the Trust declines to make the requested change.

Prospectus/Proxy Statement

2. Comment: Under “Investment Objective and Policies,” please consider redefining the term “growth-at-a-reasonable-price” (“GARP”) when it is first introduced with respect to each Fund.

Response: The requested change has been made.

3. Comment: Under “Investment Objective and Policies,” given the use of “Emerging” in the Managers Cadence Emerging Companies Fund’s name and in connection with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), please disclose that the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets in emerging companies.

Response: The requested change has been made.

4. Comment: Under “Investment Objective and Policies,” please consider revising the definition of “emerging companies” to be consistent with investor expectations of the term.

Response: The requested change has been made.

5. Comment: Under “Investment Objective and Policies,” please consider revising the definition of “medium market capitalization companies” to be constrained to those companies with a market capitalization within the market capitalization range of the companies represented in the Russell Midcap Index as of the latest reconstitution.

Response: The requested change has been made.

6. Comment: Under “Comparison of Fees and Expenses,” please consider reformatting the tables so that the fees and expenses for the Existing Funds and the New Funds are presented side by side rather than in separate tables.

Response: The requested change has been made.

7. Comment: Under “Comparison of Fees and Expenses,” please consider restating the fees and expenses of certain share classes of certain Existing Funds to accurately reflect the fact that the fees and expenses of the Funds will not increase following the Reorganizations.

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda